American International Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
Exhibit 12

Years Ended December 31,
(in millions, except ratios)	2007	2006	2005	2004	2003

Income before income taxes, minority interest and cumulative effect of accounting changes	$8,943	$21,687	$15,213	$14,845	$11,907
Less — Equity income of less than 50% owned companies	160	188	(129)	164	146
Add — Dividends from less than 50% owned companies	30	28	146	22	13

	8,813	21,527	15,488	14,703	11,774
Add — Fixed charges	11,470	9,062	7,663	6,049	5,762
Less — Capitalized interest	37	59	64	59	52

Income before income taxes, minority interest, cumulative effect of accounting changes and fixed charges	$20,246	$30,530	$23,087	$20,693	$17,484

Fixed charges:
Interest costs	$11,213	$8,843	$7,464	$5,860	$5,588
Rental expense*	257	219	199	189	174

Total fixed charges	$11,470	$9,062	$7,663	$6,049	$5,762

Ratio of earnings to fixed charges	1.77	3.37	3.01	3.42	3.03

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$(6,660)	$(5,128)	$(4,760)	$(3,674)	$(3,578)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$4,810	$3,934	$2,903	$2,375	$2,184

Secondary ratio of earnings to fixed charges	2.82	6.46	6.31	7.17	6.37

* The proportion deemed representative of the interest factor.
The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.
214        AIG 2007 Form 10-K